Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA [redacted]

Date
August 7, 2006

Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published August 2.

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
August 2, 2006	Press Release	New Group EVP and New Business Unit Presidents in Skanska	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

August 2, 2006

New Group EVP and new Business Unit Presidents in Skanska

Claes Larsson has been appointed new Executive Vice President (EVP) of Skanska AB. He will assume responsibility within the Senior Executive Team (SET) for Skanska's commercial development business units as well as the construction unit in Poland. Larsson is succeeding Johan Bergman, who after 16 years with Skanska has chosen to pursue new opportunities.

In his current position as President of Skanska Commercial Development Nordic, Claes Larsson will be succeeded by Fredrik Wirdenius. Wirdenius current position as President of Skanska Commercial Development Europe will be taken over by Lars Vardheim from Skanska Commercial Development Nordic. The changes will be effective immediately.

Ron Oakley, President of Skanska USA Building, has accepted an offer to join the Shaw Group in the US and will therefore leave Skanska immediately. Johan Karlström will permanently succeed him as President of Skanska USA Building, and will also retain his position as Skanska Group EVP and SET member overseeing the US businesses. He will hand over the responsibility of overseeing Skanska Czech Republic. Skanska's President and CEO Stuart Graham will assume that role for the balance of this year.

"We regret that Johan Bergman and Ron Oakley have decided to leave the company. Johan has made substantial contributions in his positions and also as a valued member of the Senior Executive Team in Skanska. Ron Oakley has made a significant contribution to the positive development of Skanska USA Building", says Stuart Graham, President and CEO, Skanska AB.

"Claes Larsson has a thorough expertise in commercial development and has consistently outperformed as a leader in Skanska, which makes him a natural choice as a new member of the Senior Executive Team. Johan Karlström will retain his position in SET where he has been responsible for the US operations for two years. He has a proven track record of improving profitability in the construction business."

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 38

This and previous press releases are available at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.